For filings with the FSA include the annex
For filings with issuer exclude the annex
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached: ii	Reed Elsevier PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	x

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the
notification obligation: iii	Silchester International Investors LLP

Silchester International Investors International Value Equity
Taxable Trust
Silchester International Investors International Value Equity Trust
Silchester International Investors International Value Equity Group
Trust
Silchester International Investors Tobacco Free International Value
4. Full name of shareholder(s)	Equity Trust
(if different from 3.):iv	The Calleva Trust

5. Date of the transaction and date on which the threshold is crossed or
reached: [v]	24th March 2011

6. Date on which issuer notified:	25 March 2011

7. Threshold(s) that is/are crossed or reached: vi, vii	4%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]

			Direct	Direct xi	Indirect xii	Direct	Indirect

GB00B2B0DG97	44,312,228	44,312,228	49,188,704	49,188,704		4.05%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii		Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

N/A	N/A		N/A		N/A		N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx

N/A	N/A	N/A	N/A	N/A		Nominal	Delta

						N/A	N/A

Total (A+B+C)

Number of voting rights				Percentage of voting rights

49,188,704				4.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:

10. Name of the proxy holder:	Silchester International Investors LLP

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Silchester International Investors LLP (“Silchester”) acts as investment manager for the clients detailed in Question 4 above (our “Clients”). In acting for our Clients, Silchester are given full discretion over their investments and are empowered to vote on their behalf. However, we do not act as our Clients’ custodian and therefore shares are not held in our name but in the name of each Client’s custodian bank. The increase in Silchester’s holdings was due to a series of transactions over a series of different trading days. Details of the number of shares held before the change (shown in Section A ‘Situation previous to the Triggering transaction’ above), represent the shares held by Silchester’s clients as of the date of our last Notice of Substantial Shareholder’s Interest and not as of the last trading day before which this disclosure level was triggered. Notification is provided based on the total voting rights figure of 1,215,583,344

14. Contact name:	Marsha Watson

15. Contact telephone number:	0207 930 7077